PART II

OFFERING MEMORANDUM DATED MAY 3, 2024



MRH CF, LLC - Series Caldera
2456 Fortune Drive Suite 110, Lexington KY 40509
https://myracehorse.com/app/offering/24745

Up to $1,079,973.00 of Series LLC Interests

Minimum Investment Amount:

The minimum subscription by an Investor is 1 Interest. Notwithstanding the foregoing, the Manager has discretion to increase the minimum subscription by an Investor to greater than 1 Interest.

MRH CF, LLC - Series Caldera ("MRH CF, LLC", "MRH", "MyRacehorse" "the Company," "we," or "us"), is offering up to $1,079,973.00 worth of Series LLC Interests (the "Interests") with a minimum target of $269,993.25.

MRH CF, LLC - Series Caldera owns a 100% interest in Caldera, a race horse which is the sole asset of MRH CF, LLC - Series Caldera. Caldera is a 2022 colt of Liam's Map (Sire) and Send Me On My Way (Dam).

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

MRH CF, LLC was formed in the State of Delaware as a series limited liability company on August 24, 2023. Since our inception, we have been engaged primarily in acquiring a collection of horses for use in racing (each, an "Underlying Asset"). For this offering, when we refer to "the Company," we are referring to one individual series of MRH CF, LLC: Series – Caldera. MRH CF, LLC, through individual series, takes ownership in a particular racehorse or group of racehorses. By doing so, the Company's goal is to democratize the ownership of such racehorses, and allow fans to experience the thrill, perks and benefits of racehorse ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the racehorse, the jockey and trainers as well as exclusive on-track experiences, and a portion of financial gains that the ownership in such racehorse potentially creates if its breeding rights are sold, if it wins a "purse" at a racing event, if marketing or sponsorship ads are sold, or if it is claimed or sold.

Experiential Squared, Inc., a Delaware corporation, will serve as the manager of the Company and of each series (the "Manager" or "Experiential") pursuant to a Management Services Agreement (the "Management Agreement") attached to this Offering Memorandum as Exhibit G. Experiential offers horse racing management services. Experiential employs a team of experts in horse racing management including a resident veterinarian, and numerous racing and bloodstock experts. These experts have significant experiences, buying, selling and managing racehorses. Experiential also owns and operates a web platform and a mobile app-based investment platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of interests, will be referred to as the "MyRacehorse™ Platform"), which is licensed to the Company pursuant to the terms of the Management Agreement, through which the Interests are sold.

The Manager and/or its affiliates may, from time to time, purchase Interests at their discretion on the same terms and conditions as the Investors. The Company, the Manager, its affiliates and/or third parties may also (1) acquire horses that are listed on MyRacehorse.com pursuant to a promissory note between the Series and lender or (2) have the Series acquire the horses upon close of the respective offering. In many instances, said lender will have a right, prior to completion of the Offering.

Horse Description – Caldera

Summary Overview

- Caldera is a 2022 colt of Liam's Map (Sire) and Send Me On My Way (Dam).
- Caldera was foaled on January 26, 2022.
- Caldera has a limited track record under which to assess its performance.
- Current horse value set at $500,000.00 with the Company holding a 100% stake in Caldera acquired via loan from the Manager.

Management Performance Bonus

For Caldera, the Manager shall receive a Management Performance Bonus, which amounts to 10% of all Gross Proceeds from stakes races only. Separately, in connection with a final sale of Caldera and in addition to the Management Performance Bonus that the Manager receives, upon the sale of Caldera the Manager shall receive 5% of the Final Sale Gross Proceeds if Caldera has depreciated, and 20% of the Final Sale Gross Proceeds if Caldera has appreciated.

Employees

The Company has no employees and is managed by Experiential Squared, Inc. See the **MANAGEMENT** section.

Regulation

Horse racing is regulated by the individual states and has very few centralized governing entities.

The supervision and regulation of horse racing and pari-mutuel wagering are principally governed by state law, which varies from state to state. A horse racing board or commission is the state governmental authority that oversees horse racing, pari-mutuel wagering, and related activities for the purpose of, among other things, ensuring the integrity of racing within the state. In general, state racing commissions have authority to supervise and regulate the following activities associated with horse racing:

- The conduct of all horse racing activities at licensed racetracks within the state, including scheduling meets, setting standards for tracks and grounds, and inspecting racing facilities;

- The conduct of pari-mutuel wagering and the amount of purses, stakes, or awards to be offered;

- Licensing requirements and procedures and for participation by owners, jockeys, trainers, and others;

- Oversight of the health and sound racing condition of racehorses;

- Restricting or prohibiting the use and administration of drugs or stimulants or other improper acts to horses before participating in a race;

- Maintaining and operating facilities for drug testing;

- Establishing safety standards for jockeys and racing equipment;

- Setting minimum fees for jockeys to be effective in the absence of a contract between an employing owner or trainer and a jockey;

- Requiring racetrack operators to file financial information and a list of their stockholders or other persons holding a beneficial interest in the organization; and

- Enforcing statutes and regulations governing horse racing, including adjudicatory power to conduct hearings, issue subpoenas and impose penalties for violations, such as suspension or revocation of licenses, fines, and forfeiture of purses.

The National Racing Compact was created as an independent, interstate governmental entity (the Association of Racing Commissioners International), composed of pari-mutuel racing regulators from participating states, to set standards for individual licenses, accept applications and fingerprints, analyze criminal history information, and issue a national license. The national license is recognized by the 15 compact member states and nine other states that have elected to recognize the national license or the application for the license to a lesser degree.

The Association of Racing Commissioners International was formed in 1947 to "encourage forceful and honest nationwide control of racing for the protection of the public." The goals of the organization are to facilitate reciprocity in enforcing each other's official rulings (penalties) and uniform rules and practices. From the beginning, the Association has functioned as a repository and redistribution center for all official rulings by stewards and racing commissioners.

The Horseracing Integrity and Safety Act (HISA) was passed at the end of 2020 to create uniform national standards for Thoroughbred racing in the areas of racetrack safety and medication. The effort was prompted by growing public concern about safety of racehorses and riders resulting from an unusual spate of breakdowns at

Santa Anita between July 1, 2018, and November 30, 2019, when fifty-six horses died or were euthanized because of injuries suffered at the track. Although the issue was of concern at all racetracks across the nation with similar safety records, the Santa Anita cluster of injuries and deaths galvanized the opponents to racing and the press to elevate the issue significantly. Contributing to the impetus for the legislation were several high-profile trainers involved with medication issues in stakes races of national interest (including the Kentucky Oaks, the Arkansas Derby and the Kentucky Derby) and the indictment of several east coast trainers alleged to have used and trafficked in illegal performance enhancing substances resulting from an FBI undercover operation. These events cast a shadow over racing's reputation and were the subject of increased media scrutiny forcing industry leaders to act.[1]

HISA created the Horseracing Integrity and Safety Authority (the "Authority"), a "private, independent, self-regulatory, nonprofit corporation" purposed to develop and implement "a horseracing anti-doping and medication control program and a racetrack safety program...."[2] Two standing committees of the Authority will prescribe rules for each of the two target areas of concern.[3] The Racetrack Safety Committee will establish a horseracing safety program, while The Anti-Doping and Medication Committee will help the Authority establish a medication control policy.[4] The Authority only covers Thoroughbred horses, leaving the coverage of other breeds to individual racing commissions or breed governing organizations.[5]

The Authority is charged to seek an agreement with the United States Anti-Doping Agency (USADA) under which USADA will serve "as the anti-doping and medication control enforcement agency," but will have no hand in prescribing drug rules.[6] The Authority could not come to an agreement with USADA, but consistent with its mandate to identify and contract with an entity of comparable reputation to perform drug testing services, Drug Free Sport International was retained as the HISA drug enforcement arm. The Federal Trade Commission (FTC) will serve as an oversight body to the Authority and the FTC must approve all substantive and procedural rules of the Authority.[7] The FTC also decides appeals from final decisions of the Authority.[8]

Two significant legal challenges [9][10]to HISA have been dismissed by the courts for various reasons, but there has been significant resistance to HISA's implementation by several racing states, most notably Texas, which has refused to allow HISA to regulate racing within its borders, citing legal constraints by its own state racing law.[11] HISA has delayed the implementation of its anti-doping enforcement regulations until at least January 1, 2023, and has

---

[1] https://www.hisaus.org/about; https://www.albanylaw.edu/government-law-center/news/understanding-the-horseracing-integrity-and-safety-act-and-new-era.

[2] HISA § 1203(a).

[3] Bennett Liebman, *Introducing the Horseracing Integrity and Safety Act and a New Era of Racing Regulation*, 32 NYSBA Entertainment, Arts and Sprots Law Journal 64 (2021), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3780750.

[4] *Id..*; HISA § 1207(B).

[5] HISA § 1205(l).

[6] HISA § 1205(e)(1)(A).

[7] HISA § 1204, 1205(c)(2); https://www.hisaus.org/regulations.

[8] 33 HISA § 1209.

[9] https://www.americanfarriers.com/articles/12520-equine-group-files-a-federal-lawsuit-to-halt-the-horseracing-integrity-and-safety-act.

[10] https://www.americanfarriers.com/articles/12640-horseracing-safety-and-integrity-act-faces-another-federal-lawsuit.

[11] https://www.bloodhorse.com/horse-racing/articles/259076/hisa-texas-clashing-over-regulatory-lines; https://www.bloodhorse.com/horse-racing/articles/259593/texas-racing-commission-issues-memo-defiant-to-hisa.

deferred some safety provisions (notably the implementation of the riding crop[12] and horse shoe specifications[13]) due to unforeseen supply issues and other logistical challenges. There may be further delays in the implementation of HISA, and it is likely there will be another round of litigation once the July 1, 2022 Safety Rules, or the January 1, 2023 anti-doping regulations are implemented. The inability for regulatory issues related to HISA could result in interruptions to the racing calendar and could result in lost racing opportunities for Commonwealth's horses.

Intellectual Property

None

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property. The Company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



---

[12] https://www.bloodhorse.com/horse-racing/articles/259775/ky-horsemen-air-hisa-concerns-at-churchill-meeting.

[13] https://www.americanfarriers.com/articles/13376-hisa-delaying-implementation-of-thoroughbred-racetrack-shoeing-rules.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

An investment in our Interests is a speculative investment and, therefore, no assurance can be given that you will realize your investment objectives.

No assurance can be given that Investors will realize a return on their investments on their Interests or that they will not lose their entire investment in their Interests. For this reason, each prospective subscriber for the Interests should carefully read this Offering Memorandum. All such persons or entities should consult with their legal and financial advisors prior to making an investment in the Interests.

The reviewing CPA has included a "going concern" note in the audited financials.

The Company is a business that has not yet generated profits since inception, has members' deficit as of March 29, 2024 amounting to $0.00, and is dependent upon its Series Manager for financing its operations. The Company's financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition; however, Company revenues will not commence until the horse begins racing sometime during its two-year-old season. Additionally, as the horse continues to mature, the Company will have increased opportunities to generate greater revenue to offset its ongoing expenses. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses. These factors were determined to be the primary drivers of the Company's ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these financial statements and funding options currently available to it, including a line of credit available to its Series Manager and its Series Manager's ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

An investment in an Offering constitutes only an investment in that Series and not in the Company, any other Series or the Underlying Asset.

A purchase of Interests in a Series does not constitute an investment in the Company, any other Series of the Company, or the Underlying Asset directly. This results in limited voting rights of the Investor, which are solely related to such Series. Investors will have voting rights only with respect to certain matters, primarily relating to the removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company and the Underlying Asset. Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in the Series will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in the applicable Underlying Asset because, among other things, a Series may be required to pay corporate taxes before distributions are made to the holders, and the Manager will receive a fee in respect of its management of the applicable Underlying Asset.

There is no public trading market for our securities.

There is currently no public trading market for any of our Interests, and we do not intend or expect that any such market will ever develop. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to facilitate sales of our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

Limited operating history.

The Company was formed in 2023 and the series, Caldera, was formed in 2024, and has a relatively limited operating history upon which prospective Investors may evaluate their performance. No guarantee can be given that the Company and any Series will achieve their investment objectives, the value of any Underlying Asset will increase or that any Underlying Asset will be successfully monetized.

Limited Investor appetite.

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional interests in underlying assets through the issuance of further Series and monetizing them together with interests in such Underlying Assets to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series, this may impact any Investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other Series of additional underlying assets and other monetization opportunities (e.g., Membership Experience Programs - hosting events with the race horses, winners circle access, race day privileges, group discounts on insurance, reduction in offering costs, etc.).

Offering amount exceeds value of Underlying Asset.

The size of each Offering will exceed the purchase price of such Series' interest in the applicable Underlying Asset as at the date of such Offering (as the proceeds of each Offering in excess of the purchase price of the applicable Underlying Asset will be used to pay fees, costs and expenses incurred in making each Offering, acquiring the interest in the applicable Underlying Asset, Due Diligence Fees, Broker Fee, Experiential Fee and Operating Expenses). If the applicable Underlying Asset had to be sold and there has not been substantial appreciation of the applicable Underlying Asset prior to such sale, there may not be sufficient proceeds from the sale of the applicable

Underlying Asset to repay Investors the amount of their initial investment (after first paying off any liabilities on the horse at the time of the sale including but not limited to any outstanding Operating Expenses Reimbursement Obligation or Kickers) or any additional profits in excess of this amount.

Excess Operating Expenses

Operating Expenses related to a particular Series incurred after the acquisition of the Underlying Asset shall be the responsibility of the Series. The Company maintains a reserve for estimated Operating Expenses for the Underlying Asset.

The Manager may incur liabilities related to Operating Expenses on behalf of the Series and will be entitled to reimbursement of such amount from future revenues of the Underlying Asset.

If the Operating Expenses of a particular Series exceed the amount of revenues generated from the interest in the Underlying Asset of such Series, the Manager retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

If additional Interests are issued in a particular Series, this would dilute the current value of the Interests held by existing Investors and the amount of any future distributions payable to such existing Investors.

In any event, an Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Inability to obtain additional short-term capital may restrict future operations of the Company.

The Company has funded and continues to intend to fund its operations, including those of its Series with funding from this Regulation CF offering campaign and loans from its Manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot continue to secure additional short-term capital, it may cease operations.

Reliance on the Manager and its personnel.

The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager to source, acquire and manage the Underlying Assets. Experiential Squared, Inc. has been in existence since June 2016 and could be considered an early-stage company with a limited operating history within the horse racing sector.

The success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and its team, its expert network and other professionals (which include third party experts) to find, acquire, manage and utilize the Underlying Assets. While the Manager has a team of employees and independent contractors with extensive experience in the equine racing world, there can be no assurance that these individuals will continue to be associated with the Manager. The loss of the services of one or more of these individuals could have a material adverse effect on the Underlying Assets and, in particular, their ongoing management and use to support the investment of the Interest Holders.

Furthermore, the success of the Company and the value of the Interests is dependent on there being critical mass from the market for the Interests and that the Company is able to acquire a number of underlying assets in multiple series of interests so that the Investors can benefit from economies of scale which arise from holding more than one Underlying Assets (e.g., a reduction in offering costs if a large number of Underlying Assets are listed on subsequent offering circulars at the same time). In the event that the Company is unable to source additional

Underlying Assets due to, for example, competition for such Underlying Assets or lack of Underlying Assets available in the marketplace, then this could materially impact the success of the Company and its objectives of acquiring additional Underlying Assets through the issuance of further series of interests and monetizing them together with the Underlying Assets at the Membership Experience Programs to generate distributions for Investors.

Liability of Investors between series of interests.

The Company is structured as a Delaware series limited liability company that issues a separate series of interests for each Underlying Asset. Each Series will merely be a separate series and not a separate legal entity. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same series of interests as them. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 86.296(3) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of the Company generally where the assets of such other series of interests or of the Company generally are insufficient to meet our liabilities.

If any fees, costs and expenses of the Company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series and Interests yet to be issued). Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its sole discretion, there may be situations where it is difficult to allocate fees, costs and expenses to a specific series of interests and therefore, there is a risk that a series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of interests received a disproportionately high benefit.

Uncertain taxes in other jurisdictions.

Some states charge annual fees for each series within the LLC when the series LLC operates as a foreign LLC in their jurisdiction. California, for example, charges $800 per series for foreign series LLCs.

Potential breach of the security measures of the MyRacehorse™ Platform.

The highly automated nature of the MyRacehorse™ Platform through which potential Investors may acquire interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The MyRacehorse™ Platform processes certain confidential information about Investors, the Horse Sellers and the underlying assets. While we intend to take commercially reasonable measures to protect the confidential information and maintain appropriate cybersecurity, the security measures of the MyRacehorse™ Platform, the Company, the Manager or the Company's service providers (including Dalmore) could be breached. Any accidental or willful security breaches or other unauthorized access to the MyRacehorse™ Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Manager's and the Company's trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the MyRacehorse™ Platform software are exposed and exploited, the relationships between the Company, Investors, users and the Horse Sellers could be severely damaged, and the Company or the Manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause Investors, the Horse Sellers or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the MyRacehorse™ Platform. Any security breach, whether actual or perceived, would harm the reputation of the Company and the MyRacehorse™ Platform and the Company could lose Investors and the Horse Sellers. This would impair the ability of the Company to achieve its objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with the Underlying Asset at the Membership Experience Programs.

The novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

The outbreak of a novel coronavirus (which causes the disease now known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since spread globally. COVID-19, subsequent mutations of the virus and any similar or dissimilar virus or disease outbreak may have a large range of negative effects on us. For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and also increase our vulnerability to information technology and other systems disruptions.

We currently are unable to predict the duration and severity of the spread of the current coronavirus or any other disease outbreak. The implications for our business and operations, our results of operations, financial condition, cash flow and liquidity, will depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected. While we expect we will suffer adverse effects with any health pandemic, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

The Manager will have sole discretion to determine whether and when an Investor will receive distributions of Distributable Cash, and the amounts distributed.

The Manager will have sole discretion in determining what distributions of Distributable Cash, if any, are available to the Interest Holders of a Series once Distributable Cash is generated by a Series from the utilization of the Underlying Asset, but only after the Manager has reserved amounts reasonably believed to adequately meet any future contemplated obligations or contingencies, in the manner and priority as further described in this Offering Memorandum. As revenue generated by a Series from the utilization of the Underlying Asset is intermittent and highly unpredictable, and therefore, planning for a Series' future cash needs will require the Manager to exercise substantial judgment as to the amounts of Distributable Cash reasonably available at any time for distribution to the Interest Holders. Investors should not expect to receive distributions regularly, if at all, and should understand that any investment in the Interest for each respective Series involves a high degree of risk, including the possibility that each Investor may not realize a return on the Investor's investment, or that the Investor's investment could lose some or all its value. For these reasons, distribution rights and distributions of Distributable Cash may be significantly limited.

Risks relating to the Offering

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to penalties.

We will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are an emerging growth company and are exempt from registration under the Securities Act. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Impact of non-compliance with regulations.

As of the date of the Offering Memorandum, the Interests are being sold through Dalmore, which will act as the broker/dealer of record and is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and Member FINRA/SIPC. In addition, if the Manager is required to register as a 'broker-dealer', there is a risk that any Series of Interests offered and sold while the Manager was not registered may be subject to a right of rescission, which may result in the early termination of the Series of Interests.

Furthermore, the Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not registered and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and thus the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company and the Manager have taken the position that the underlying assets are not "investment securities" within the meaning of the of the Investment Company Act or the Investment Advisers Act. Further, the Company, any Series, the Manager, and/or any of their respective affiliates intend that no Series will hold underlying assets in which the Manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company Act. These positions, however, are based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other series of interests.

Possible Changes in Federal Tax Laws.

The Internal Revenue Code (the "Code") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting the Company, a series, or an investment in any series of interest of the Company would be limited to prospective effect. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

We have elected to delay compliance with certain new or revised financial accounting standards.

We have elected to delay compliance with the new revenue recognition accounting standard, ASC Topic 606 Revenue from Contracts with Customers, which took effect on January 1, 2018 until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Management does not believe the provisions of ASC Topic 606 will have a material impact on our financial position or results of operations, but some Investors may view this as a lack of access to certain information they may deem important.

Risks relating to the Horse Racing industry

There can be no assurances that the value of the racehorse which is owned by the Series will not decrease in the future which may have an adverse impact on the Company's or an Individual Series' activities and financial position.

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse and therefore any interest in such horse acquired by the Series will be successful. Horses are subject to aging, illness, injury and disease which may result in permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of the interest in such Underlying Asset which may be acquired and owned by a Series, will not decrease in the future or that a Series will not subsequently incur losses on the racing careers or sale or other disposition of any or all of the horses which such Series may acquire. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss.

While the Company believes that there is a market for horse breeding, training and racing, such a market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the Company's and Series' horse(s) in particular. The Company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for a Series and there is no assurance that a Series will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to a Series. As a result, it is possible that Investors will lose all or a substantial part of their investment in a Series. Additionally, there is no assurance that there will be any cash available for distribution.

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of an individual Series' horse decreases the individual Series will still be responsible for the expenses of maintaining, training and racing the horse at lower level races or smaller venues which could negatively impact the revenues from the horse.

The valuation of horses (particularly racehorses) is a highly speculative matter and prices fluctuated widely, particularly in recent years. The success of the Company, and each an individual Series, is dependent upon the present and future values of racehorses generally, and of the Series' racehorses in particular, the racing industry in general, as well as the racing success of the Underlying Assets. Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and the continued interest of Investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign Investors to acquire horses is subject to change due to economic, political or regulatory conditions, if and when applicable. Possible regulatory government regulations could include the regulation of the horse racing industry (including the Horseracing Integrity and Safety Act (HISA)) and pari-mutuel wagering, as first described in "Government Regulation" set forth below. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses, all which cannot be predicted. The expense of maintaining, boarding, training and racing horses can be expected to increase during the term of a Series or the Company, regardless of what happens to the future market price of racehorses or the performance of the Series' racehorse(s). Further, there is always a risk of liability for damages caused by the Underlying Assets to other persons or property.

The cost of racing is unpredictable and speculative and may negatively impact the Company's and each individual Series' ability to generate revenue.

Operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals are all subject to inflationary pressures and may increase over time to an extent which may not be matched by increases in revenue. To date, in the current high inflation market, the Company has seen some slight increases in training and care costs, which may result in the Company requiring an increase in the amount of cash its reserves for future Operating Expenses. Such inflationary pressures have not currently resulted in a material impact to the Company's operations or the reserves the Company holds for existing Series. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention, changes in laws, licensing or regulatory restrictions may adversely impact the availability of grooms, trainers, jockeys and other horse industry workers. Adverse weather, disease, war and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

If a horse is unsuccessful in racing, becomes sick or injured, the Underlying Asset's value will be adversely affected which may have a negative impact on the Company's and such individual Series' valuation and its revenue.

Horse racing is extremely speculative and expensive. Horses often must be transported to various tracks and training centers throughout the United States and are exposed to dangers inherent in travel and training including illness, injury or death. A horse in which a Series has an interest attempts to earn enough through racing to cover expenses of boarding and training. If a horse in which a Series has an interest is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered. The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that the horse in which a Series has an interest will be of such quality that they may compete in any races which offer purses of a size sufficient to cover such Series' expenses.

Horse racing could be subjected to restrictive regulation* or *banned entirely which could adversely affect the conduct of the Company's business.

The racing future of and/or market for the horses in which the Company and/or a Series' has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling. Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the interest in an Underlying Asset would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales. Lastly, our ownership structure is novel and may require us to seek regulatory approval to race in certain jurisdictions.

The Series may not purchase insurance on its horse which could require Series resources to be spent to cover any loses from the death or injury of a horse.

The decision to purchase insurance on a horse is made on a horse-by-horse basis. There is no guarantee that a horse owned by a Series will be insured. Mortality insurance provides coverage in many instances where a horse dies or must be humanely euthanized. Loss of use insurance covers yearlings and horses of racing age that have not yet been put into training. Loss of use insurance is generally intended to cover up to 60% of the horse's fair market value or 60% of the insured value (whichever is less) if the horse is permanently incapable of racing due to an injury, illness or disease. Liability insurance covers the risk that the horse in which the Series has an interest causes death, injury or damage to persons or property. Without insurance, an individual Series is responsible for any costs or depreciation in value related to the injury, illness, disability or death of the horse. The death of a horse could mean the individual Series will be left with no asset. The payment of such liabilities may have a material adverse effect on our financial position. All insurance coverages described above are subject to the individual terms, conditions and exclusions of the relevant insurance policies in place at the time. The descriptions of insurance above are for general explanation only and the nature and extent of coverage is always dependent on the language of the relevant insurance policy.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the Company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could impact the availability of race tracks available for horses in which the Company or a Series has an interest to race at and then negativity impact its operations.

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on our Company's activities business.

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision-making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

Market shortages may impact the ability of the Series to generate revenue.

The Company, through its individual Series, will primarily engage in horse racing in the United States. The future success of these activities will depend upon the ability of the Manager to purchase an interest in high-quality horses through an individual Series. The future success of these activities also depends upon whether the horse is being handled by highly skilled trainers and ridden by highly skilled jockeys. Because horse racing is an intensely competitive activity and the Manager for the Company could be competing with individuals who have greater influence and/or financial resources than the Manager or the Company to purchase interests in the best racehorses, there can be no assurance that the Manager or the Company will be successful in the endeavors of pursuing certain racehorses for any Series.

The Company, via an individual Series, has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The revenues, if any, of an individual Series may be highly irregular and seasonal. While the Manager will endeavor to sell horses or interests in horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of a Series' dividends, if any, could pose particular risks for Investors who seek to transfer their Interests during the term of the Series.

Competitive interests and other factors can have unforeseen consequences.

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have greater financial resources than the Company. The Company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of Underlying Assets but, by the same token, Company or Company's Manager may not be able to compete with such competitors in the acquisition of interests in horses. The Company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the Company buys or sells its interests in the Underlying Assets may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign Investors, federal income tax treatment of the racing industry and the size of racing purses. Further, the Company and the concept of crowdfunding in the racehorse industry is a new venture and thus the risk of unforeseen issues and problems is high.

There is a lack of financial forecasts for the Company and for individual Series.

While the Company believes that there is a market for racehorse breeding, training and racing, such a market is highly volatile. The racehorse industry is dependent upon the present and future values of racehorses and of the horses in which the Company or a Series invested in particular. There can be no assurance that the Company will be successful in its proposed activity. The expenses incurred may result in operating losses for a Series and there is no assurance that a Series will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Series. As a result, it is possible that the Investors will lose all or a substantial part of their investment in the Series. Additionally, there is no assurance that there will be any cash available for dividends. In addition, dividends, if any, may be less than their distributive share of taxable income and the Investors' tax liability could require out-of-pocket expenditures by the Investors.

Lack of Diversification.

It is not anticipated that each Series would own any assets other than its interest in such Underlying Asset, plus potential cash reserves for maintenance, training, insurance and other Upkeep Fees pertaining to its interest in such Underlying Asset and amounts earned by such Series from the monetization of its interest in such Underlying Asset. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to such Series.

Risks Related to Ownership of our Interests

You will have only limited voting rights regarding our management and it will be difficult to remove our Manager, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our Manager has sole power and authority over the management of our Company and the individual Series. Furthermore, our Manager may only be removed for "Good Cause" meaning fraud, deceit, gross negligence, willful misconduct or a wrongful taking, bad faith, death, disability or disappearance, etc.

To remove the Manager from an individual Series for "Good Cause", Members holding in excess of 75% of the percentage interests, must approve. Therefore, you will not have an active role in our Company's management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement in certain circumstances without the consent of the Investors, and the Investors only have limited voting rights in respect of a Series. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company or one of the Series in very limited circumstances. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating an underlying asset.

The offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

The price of the Interests was derived as a result of our negotiations with Horse Sellers based upon various factors including prevailing market conditions, our future prospects and our capital structure, as well as certain expenses incurred in connection with the Offerings and the acquisition of interests in each Underlying Asset. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest prior to admission of the subscriber as an Investor in the Series, if it occurs, in respect of such subscriptions.

The funds paid by purchasers for the Interests will go into the Company's general operating account and be allocated to the specific Series which is subject of the investment. Investors will not have the use of such funds or receive interest thereon pending the completion of said Offering. No subscriptions will be accepted and Interests sold unless valid subscriptions for such Offering are received and accepted prior to the termination of the Offering Period. If we terminate an Offering prior to accepting a subscriber's subscription, funds will be returned, without interest or deduction, to the proposed Investor.

The Company's Operating Agreement contains mandatory arbitration provisions that restrict your ability to bring claims against the Company, except in instances of claims related to Federal and State securities laws.

Investors will be obligated to submit any claims against the Company to arbitration, except in instances of claims related to Federal and State securities laws. Investors will be limited in the location, venue and circumstances under which a claim for damages can be brought against the Company or its officer, directors, managers or related parties. This limitation reduces the ability of Investors to dispute or fight against decisions made by the Company or its managers which may be viewed as having a negative impact on the value of your underlying investment.

POTENTIAL CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Interests, in particular, in relation to the Company, the Manager, the Manager's majority stockholder and the Underlying Assets. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Interests.

Manager's Fees and Compensation

None of the compensation set forth under the "Compensation" section was determined by arms' length negotiations. It is anticipated that the income received by the Manager may be higher or lower depending upon market conditions. This conflict of interest related to Manager fees and compensation will exist between Manager and Investors and Investors must rely upon the duties of the Manager of good faith and fair dealing to protect their interests, as qualified by the Operating Agreement.

Notwithstanding the foregoing, the Manager derives its fee structure using a cost based pricing model, testing it against traditional horseracing syndicates, other alternative asset classes and different means of operations, including the use of outsourced tax and accounting service providers. However, we can appreciate that there are very few thoroughbred managers that specialize in hyper fractional ownership and it is difficult to ascertain if our pricing models are truly competitive (including, the cost in hiring a suite of specialized experts across bloodstock acquisition, racehorse management, financial services, marketing, event management, and content creation, the risks and costs the Manager assumes in acquiring an asset that cannot be recouped prior to commencement of an offering and the risk of carrying livestock as an asset class that carries risks of injury and/or mortality). As a result, this is why we caution investors that such compensation is not determined in arms' length negotiations and is an inherent risk of investment.

The Manager has the right to retain the services of other firms, in addition to or in lieu of the Manager, to perform various services, asset management and other activities in connection with the business that is described in this Offering Memorandum.

The Manager does not have a fiduciary duty or obligation to present any business opportunities to the Company or Investors. Instead, the Manager is permitted to conduct or be involved in business opportunities with or without notice to the Company or its Investors.

Upkeep Fee Liabilities; Operating Expenses Reimbursement Obligations; Manager Loans

The Manager may incur liabilities related to Operating Expenses on behalf of the Series and be entitled to reimbursement of such from any revenue generated from Underlying Asset or a dissolution or termination of such Series.

The Manager retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

An Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Other Series or Businesses

The Manager may engage for its own account, or for the account of others, in other business ventures, similar to that of the Company or otherwise, and neither the Company nor any Investor shall be entitled to any interest therein.

The Company will not have independent management and it will rely on the Manager for the operation of the Company. The Manager will devote only so much time to the business of the Company as is reasonably required. The Manager could have conflicts of interest in allocating management time, services and functions between its existing business interests other than the Company and any future entities which it may organize as well as other business ventures in which it may be involved. The Manager believes it has sufficient staff available to be fully capable of discharging its responsibilities to all such entities.

The Manager, acting in the same capacities for other Investors, companies, partnerships or entities, may result in competition with individual Series, including other Series. There are no restrictions on the Manager, or any of its affiliates, against operating other businesses in such competition with the Company. If the Manager or any of its affiliates did operate such a business that competed for clients with the Company, it could substantially impair the Company's financial results.

Animal Welfare Obligations

The Manager is responsible and equipped to manage the series and execute on its decisions in a manner to maximize investor returns by buying, managing and selling the Underlying Asset in an optimal manner, however the Manager is committed to maximizing the welfare of the thoroughbred and will make decisions that are always in the best interest of the welfare of the horse. This could include but is not limited to surgery and rehabilitation costs, veterinary inspections and diagnostics, spelling (breaks from racing and training that limit the ability to earn revenue), and early retirement of a horse if it is deemed in the best interest of the horse.

Maximization of Entertainment Value

The Manager is responsible and equipped to manage the series and executed on its decisions in a manner to maximize investor returns by buying, managing and selling the Underlying Asset in an optimal manner. However, as has been shown by our Investors' interests over the past few years, the Manager is committed to maximizing the entertainment and experiential value of the Investors as well. Many Investors cite their primary reason for investing as the ability to own a racehorse and experience the journey of racehorse ownership. The Manager needs to make decisions that balance the welfare, the profit of the underlying asset and the entertainment expectations of the Series Investors.

An affiliate of Spendthrift Farm LLC is a Majority Stockholder in the Manager and Spendthrift is frequently a Horse Seller and Co-Owner in our Underlying Assets. Our interests in these transactions may be different from the interests of affiliates in these transactions.

On March 17, 2020, an affiliate of Spendthrift Farm, LLC, a Kentucky limited liability company ("Spendthrift"), became a majority stockholder in Experiential Squared, Inc., the Manager of the Company. In or about February 2023, Spendthrift sold its ownership interest in the Manager to the existing stockholders of the Manager. Spendthrift is also a Horse Seller and Co-Owner with the Company in several of the Underlying Assets of existing Series and will continue to hold those positions in future Series. As such, the Company recognizes that there may be a heightened risk of conflicts of interest representing our interests in these transactions on the one hand and the interests of the Manager and its affiliates in preserving or furthering their respective relationships on the other hand and/or proper valuation of certain transactions (or the perception thereof). The Manager and the Company, in determining whether to approve or authorize a particular transaction with Spendthrift, will consider whether the transaction between the Company and Spendthrift is fair and reasonable to the Company and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

Certain Co-Owners may also be minority stockholders in the Manager. Our interests in these transactions may be different from the interests of these Co-Owners in these transactions.

Reeves Thoroughbred Racing, LLC, and affiliate of Rocket Ship Racing LLC, an affiliate of Taylor Made Farms, are three unaffiliated parties that may be Co-Owners in certain Series. Reeves Thoroughbred Racing, LLC, and affiliate of Rocket Ship Racing LLC is invested in Manager pursuant to a simple agreement for future equity (a "Safe") which entitles them to convert, upon a subsequent event, into equity interest of Manager. Neither party, when such conversion occurs, will own more than 5% of Manager. Neither party has any voting control, board appointment, monetary or other special benefits in Manager other than the minority investment via the Safe. The affiliate of Taylor made Farms is a common stock holder that owns less than 10% of the Manager.

Despite such minority ownership, the Company recognizes that there may be a heightened risk of conflicts of interest representing our interests in these transactions on the one hand and the interests of the Manager and its investors in preserving or furthering their respective relationships on the other hand and/or proper valuation of certain transactions (or the perception thereof). The Manager and the Company, in determining whether to approve or authorize a particular transaction with such parties, will consider whether the transaction between the Company and such Co-Owners is fair and reasonable to the Company and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

Lack of Independent Legal Representation

The Members have not been separately represented by independent legal counsel in connection with the Company's organization or in their dealings with the Manager. The Investors must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of this Offering. The terms of the management of the business and the Operating Agreement have all been prepared by the Company. Therefore, the terms of these agreements have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN LEGAL COUNSEL FOR LEGAL ADVICE IN CONNECTION WITH THIS INVESTMENT.

We do not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company's interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of the Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

MANAGEMENT

Manager

The Manager of the Company is Experiential Squared, Inc., a Delaware corporation formed on December 27, 2016 (also referred to as "Experiential" or as "Manager.")

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our business strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager is responsible for determining maintenance required in order to maintain or improve the asset's quality, determining how to monetize a Series and other underlying assets at Membership Experience Programs in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series as the case may be.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, asset operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of our Interest Holders.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. We have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

Under Delaware law, the fiduciary duties of a manager to the limited liability company and to its members are limited to that of good faith and fair dealing. The Operating Agreement for the Company has set forth standards by which the duties of the Manager are to be measured.

Among other things, the Operating Agreement recognizes that the Manager (directly or through affiliates) is permitted to conduct outside business activities that may conflict with the Company's business. The Company's business operations and affairs will be managed entirely by the Manager, which may be subject to certain conflicts of interest. (See "Potential Conflicts of Interest") In addition, the Manager may, if desired, submit any contract or act for approval or ratification by the Members of the Company, and any contract or act approved or ratified by the affirmative vote of the Members holding a majority of percentage interests will not constitute a violation of the Manager's duties to the Company or its Members.

The Members have not been separately represented by independent legal counsel in their dealings with the Manager. Members must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of this Offering. The terms of establishment of the Company, its operations, and the operating agreement has been prepared by the Manager. Therefore, the terms and the Operating Agreement have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. INVESTORS SHOULD CONSULT WITH THEIR OWN COUNSEL TO EVALUATE ANY AND ALL OF THESE AGREEMENTS AND RELATIONSHIPS.

The Manager must, on demand, give to any Member or his legal representative true and complete information concerning all Company affairs as required by law. Each Member or his legal representative has the right to inspect and copy the Company books and records upon reasonable request and in accordance with applicable law.

The Operating Agreement provides that the Manager shall have no liability to the Company for losses resulting from errors in judgment or other acts or omissions, as long as (i) the Manager determined, in good faith, that such action or inaction was in, or not opposed to, the best interests of the Company and (ii) such action or inaction did not constitute fraud, deceit, willful misconduct, gross negligence, or a wrongful taking. The Operating Agreement also provides that the Company shall indemnify the Manager against liability and related expenses (including reasonable attorneys' fees and costs) incurred in dealing with the Company, Members or third parties, so long as the standard described above is met. Therefore, Members may have a more limited right of action then they would have absent these provisions in the Operating Agreement. A successful indemnification of the Manager or any litigation that may arise in connection with the Manager's indemnification could deplete the assets of the Company. Members who believe that a breach of the Manager's duty has occurred should consult with their own counsel.

Directors, Executive Officers and Employees of the Manager

Name	Position	Term of Office (Beginning)	Approx. hours per week (if not full time)
Executive Officers and Directors:			
Michael Behrens	Chief Executive Officer, Chief Financial Officer, Secretary, and Director	Full-Time	Full-Time
Significant Employees:			
Chris Ransom	Head of Operations and Strategy	September 2020	Full-Time
Shona Rotondo	Head of Marketing Strategy	January 2020	15 Hours Per Week
Joe Moran	Head of Racing and Bloodstock	July 2018	Full-Time

Background of Officers and Directors of the Manager

The following is a brief summary of the background of each director and executive officer of the Manager:

Michael Behrens, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Mr. Behrens has served as the CEO of Experiential Squared, Inc., the Manager of the Company, since 2018. Under his leadership, Experiential has managed well over 100 racehorses across the United States and achieved over 70 wins including the Kentucky Derby and Breeders Cup Classic. He has built and led a team of experts in racing management, bloodstock services, content, marketing, legal and technology. Experiential now manages stables in Ireland, the United Kingdom and Australia and is quickly rising to a leadership position in managing, acquiring and selling racehorses. From 2007 to 2020, Mr. Behrens founded MSB Digital, a performance marketing company. From 2016 to 2017, he served as the Chief Marketing Officer of Casper. Mr. Behrens attended California State Polytechnic University- Pomona and San Diego State University.

Background of Significant Employees

The following is a brief summary of the background of some of our significant employees that build, manage and optimize the horses and our Investor experiences:

Chris Ransom, Head of Operations and Strategy

As our head of operations, Mr. Ransom is responsible for the allocation of capital to our stable in both acquisitions and training and provides a strong role of governance to all use of capital in each series to maximize shareholder value. Since our launch he has been one of our top strategic advisors, and joined the team in 2020. A graduate of Boston University(Bachelor of Science in Business Administration with a concentration in Finance and Accounting), Mr. Ransom has over twenty years of experience as a financial executive in the construction, real estate, and thoroughbred industry. Prior to joining MyRacehorse, Mr. Ransom operated his own consultancy group from 2016 – 2020 where he provided financial management services to one of the largest owner operators of industrial real estate in the State of New Jersey. In addition to his work in the Real Estate Sector, Mr. Ransom also managed the equine portfolio for a New York City based sports agency.

Shona Rotondo, Head of Marketing Strategy

Shona Rotondo started her career as the Head of Marketing at MyRacehorse in February 2021 where she has been focusing on overall brand positioning, communications, marketing strategy and social content development. In February of 2024 Shona has shifted her role to a part time role where she focuses mainly on strategic partnerships, product development and brand marketing. In 2016, Ms. Rotondo co-founded Grand Slam Social, LLC, a boutique social media agency that focuses on marketing strategies for horse racing and equestrian brands and she still serves in such role. A Boston University graduate (Bachelor of Arts in Psychology), Ms. Rotondo spent over a decade in agency roles navigating the evolution of social and digital marketing for companies like Reebok, IBM, and the Breeders' Cup World Championships.

Joe Moran, Head of Racing and Bloodstock

As head of racing and bloodstock Mr. Moran's responsibilities include managing our stable of runners throughout the United States and reviewing potential acquisition targets. In this capacity Mr. Moran routinely is on site (mornings and afternoons) to watch the runners train and race, coordinate with respective trainers regarding training schedule and race results, as well as developing and maintaining key relationships with our racing partners and track officials across all geographic regions. Mr. Moran, a graduate of Oklahoma Baptist University (Bachelor of Arts in Sports and Recreation Management), has been around the racing industry his entire life. In addition to spending significant time at the barns with his family's horses. Prior to MyRacehorse in July 2019, Mr. Moran worked in the Andy Mathis barn as a hot walker and groom.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The Company is managed by Experiential Squared, Inc. which is also the Company's 100% owner. Investment and voting control of the Experiential Squared, Inc. is held with Michael Behrens, as its largest shareholder, director and Chief Executive Officer. Experiential Squared, Inc., and/or its affiliates have no intention of owning any of the Interests in the Series at Closing. However, Experiential Squared, Inc., and/or its affiliates, still reserve the right to participate in the Offering on the same terms and conditions as the Investors at their discretion and may opt to convert a Profit Participation Convertible Promissory Note into interests that remain unsold in this offering. The address of Experiential Squared, Inc. is 2456 Fortune Dr., Suite 110 Lexington KY 40509.

The following table sets forth information regarding beneficial ownership of the securities of the Company as of the date of this Offering Memorandum:

Class of Equity	Authorized Limit	Issued and Outstanding	Available
MRH CF, LLC- Series Caldera Series LLC Interests	13,333	0 (1)	13,333

(1) Experiential Squared, Inc. holds a promissory note which provides that, at its election, such beneficial owner may convert the outstanding balance of the note into the number of unsold Series Interests in the offering of such Series on the date of conversion. As such, such party is deemed to be the beneficial owner of such unsold Series Interests until such time as the Series is fully subscribed.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

The proceeds received by a Series from this Offering will be applied in the following order of priority of payment:

(A) *Management/Due Diligence Fee*: The Company is combining its existing due diligence and management fee structures into a single, ongoing Management/Due Diligence Fee of approximately 2.25% of the offering proceeds, which will cover the Manager's work on behalf of a Series during its lifecycle. This includes the existing Due Diligence Fee which is a fee paid to Manager as compensation for due diligence services in evaluating, investigation and discovering the Underlying Assets and establishing the Series, not to exceed the maximum Due Diligence Fee as detailed in the Use of Proceeds for each Series. This fee includes the costs associated with managing all aspects of the selection of horses and the establishment of a series. This also includes the selection and oversight of third-party contractors such as attorneys, accountants, and bloodstock agents. In addition, ongoing work for management and decision-making related to veterinarians, co-owners, trainers, boarding facilities and review and audit of bills (from veterinarians, trainers, farriers etc.) will be covered here. The existing "Management Fee" as discussed below will be transitioned to a "Management Performance Bonus" which will only accrue in certain circumstances as described below.

(B) *Organizational and Experiential Fee*: This fee covers several organizational and experiential aspects of the business and is 12.5% of the gross cash proceeds. First, any Offering Expenses associated with an offering, including actual legal, accounting, underwriting, filing and compliance costs incurred by the Company in connection with an Offering of a Series of Interests (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors and other third parties, as the case may be, will be covered. Second, fees paid to the Manager for the experiential activities associated with ownership of a racehorse in a Series, including marketing costs, event planning, content development and hosting on the MyRacehorse™ Platform, and Membership Experience Programs (as discussed further in the "Description of the Business"). This fee may be discounted for certain Series or such fees could be capped for Investors with multiple or sizable Series investments (which would have the result of a discounted effective Offering Price to such frequent or large-scale Investors). To the extent that there are any discounts or a deviation from the disclosed Fees and Expenses, then such disclosures will be memorialized in the description of the corresponding Series in which the respective discount or deviation applies. Lastly, any ongoing organizational costs to cover legal and compliance expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series Interests and ongoing costs for compliance, reporting and legal.

(C) *Asset Cost of the Underlying Asset:* Actual cost of the Underlying Asset paid to the Horse Seller (which have been paid off prior to the Offering through a $500,000.00 loan to the Company) and will include a use tax of 0% and a 5.0% Bloodstock Fee (defined below).

(D) *Brokerage Fee:* A fee equal to 2.25% of the amount raised through this Offering (which excludes any Interests purchased by the Manager, its affiliates or the Horse Sellers) paid to Dalmore as compensation for brokerage services.

(E) *Bloodstock Fee*: A fee equal to up to 5% payable to the Manager ("Bloodstock Fee"). The Bloodstock Fee may vary depending on the specific terms and conditions negotiated in connection with each Series and Underlying Asset and is payable to the Manager related to work done assessing a potential transaction. Please review the Use of Proceeds for each.

(F) *Use Tax*: a form of sales tax that is paid by the Company and is (1) imposed on the use, storage, or consumption of an item, and (2) is complementary to a general sales tax that would be deductible with respect to similar items, as such term is defined by 26 U.S. Code Section 164 ("Use Tax"). The Use Tax may vary depending on the specific terms and conditions negotiated in connection with each Series and Underlying Asset. Please review the Use of Proceeds for each.

(G) *Operating Expense Reserve*. A portion of the offering amount goes to prepaid expense reserves to cover "Operating Expenses" of a Series as described below.

Operating Expenses:

Operating Expenses are costs and expenses attributable to the activities of the Series (collectively, "Operating Expenses"), which may be as much as or greater than the actual cost of a Series' interest in the applicable Underlying Asset, including

- cost incurred in managing the Underlying Asset, including, but not limited to boarding, maintenance, training and transportation costs;

- cost incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Underlying Asset, vet checks, etc. related to the pre-offering operation of the Underlying Asset ("Prepaid Expenses"), and, to the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after the acquisition of the Underlying Asset;
- costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent or governmental body and any reports to be filed with the Commission including periodic reports on Form C-AR, C-U and C/A:
- any indemnification payments; and
- any and all insurance premiums or related expenses in connection with the Underlying Asset, including mortality, loss of use, liability and/or medical insurance of the Underlying Asset.

Purpose or Use of Funds	Allocation for a $269,993.25 Raise (25%)	Allocation for a $1,079,973.00 Raise (100%)
Asset Cost	$131,250.00	$525,000.00
Brokerage Fee	$6,074.85	$24,299.39
Management & Due Diligence Fee	$40,498.99	$161,995.95
Organizational and Experiential Fee	$33,749.16	$134,996.63
**Operating Expenses	$58,420.26	$233,681.03

** The underlying asset, Caldera was acquired on March 14, 2024 and began to incur expenses that were paid by the manager and will be reimbursed by the Series upon closing.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit D to the Form C of which this Offering Memorandum forms a part. The financial statements were audited May 2, 2024 by IndigoSpire.

Plan of Operations and Milestones

Liquidity and Capital Resources

As of March 29, 2024 the Company has no cash or cash equivalents. The Company did have Horse reserve funds receivable from the Manager in the amount of $257,980.00.

Indebtedness

The current horse value is set at $500,000.00 with the Company acquiring a 100% stake in Caldera acquired via loan from the Manager.

The Company acquired the horse asset in the MRH CF, LLC Series Caldera via a $500,000.00 Promissory Note (the "Note") with Experiential Squared, Inc. The convertible loan bears a 4.45% percent per annum interest rate and is due and payable within ten (10) business days of the date on which the Company fully funds this offering (the "Maturity Date"). This Note carries an Original Issue Discount ("OID") of $25,000.00, 5% of Principal. The OID is included in the initial principal balance of this Note and is deemed to be fully earned and non-refundable as of the date hereof. The purchase price for this Note shall be $500,000.00 (the "Purchase Price"), computed as follows: $525,000.00 original principal balance, less the OID. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.*

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

The Company entered into a series agreement (the "Series Agreement") with Experiential Squared, Inc. (the "Series Manager") and MRH CF, LLC (the "Master Series LLC"). Pursuant to the terms of the Series Agreement, the Series Manager will be responsible for directing the management and administration of the Company's business and affairs, managing its day-to-day affairs, and implementing its investment strategy.

Pursuant also to the Series Agreement, the Series Manager will earn the following fees related to the creation, management, governance, content production, and compliance aspects of the Company: (a) for each horse that is acquired on behalf of the Company, the Series Manager shall receive a 2.25% diligence and management fee and a 12.5% organizational and experiential fee on the initial capital contributions;

and (b) the Series Manager may also be compensated with a management performance bonus equal to 10% of all gross proceeds from only stakes purse money and/or 5% of the final gross proceeds if the underlying asset has depreciated and 20% of the final gross proceeds if the underlying asset has appreciated.

The Company shall reimburse the Series Manager for all direct out-of-pocket expenses incurred by the Series Manager in managing the Company. Further, any members or affiliates of the Series Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Company.

The Series Manager has advanced funds to the Company. See Note 4 to the Financial Statements filed with the Offering Memorandum for further discussions. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement are at arm's length.

RECENT OFFERINGS OF SECURITIES

On March 27, 2024, the Company issued a Profit Participation Promissory note to the manager pursuant to Section 4(a)(2) of the Securities Act.

DESCRIPTION OF INTERESTS OFFERED

The following is a summary of the principal terms of, and is qualified by reference to the Operating Agreement, attached hereto as Exhibit A, the Series Agreement, attached hereto as Exhibit B, and the Subscription Agreement, attached hereto as Exhibit C, relating to the purchase of the Interests. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective Investor. In the event that the provisions of this summary differ from the provisions of the Operating Agreement, Series Agreement or the Subscription Agreement (as applicable), the provisions of the Operating Agreement, Series Agreement or the Subscription Agreement (as applicable) shall apply. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement or Series Agreement. For a complete description the Company's membership interests., you should refer to our Operating Agreement, Series Agreement and the Subscription Agreement and applicable provisions of the Delaware Limited Liability Company Act (the "Act").

General

The Company's authorized securities consist of up to 13,333 membership interests and has entered into a Promissory Note on March 27, 2024 with Experiential Squared, Inc. in the payoff amount of $525,000.00. The Note shall be due and payable within ten (10) business days of the date on which the Company fully funds this offering (the "Maturity Date").This Note carries an Original Issue Discount ("OID") of $25,000.00, 5% of Principal. The OID is included in the initial principal balance of this Note and is deemed to be fully earned and non-refundable as of the date hereof. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.*

Series Agreement

The Series Agreement includes a description of the following investment details, among other things:

- Such Member classes as the Series Manager may determine to be necessary, appropriate, or advantageous for operation of the Series and meeting its business objectives.
- The Minimum and Maximum Dollar Amounts for the Series, if any, based on the amount of Capital Contributions needed to acquire, operate and improve the Asset.
- The Minimum Investment Amount required of an individual Investor by the Series.
- A tabular summary of the sources and uses of proceeds of the Capital Contributions raised by the Series.

- The important dates relative to acquisition of the Asset or Capital Contributions needed for the Series.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and the Delaware Limited Liability Company Act. Members who become Members in the Series in the manner set forth herein will be responsible for the obligations of the Series and will be liable only to the extent of their agreed upon capital contributions. Members may be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have very limited control over the management of the Company or the Series. Our Manager has sole power and authority over the management of our Company and the individual Series, subject only to certain rights of our Members and our membership as a whole, to vote on certain limited matters. Furthermore, our Manager may only be removed for "Good Cause", meaning willful misfeasance, bad faith, gross negligence or reckless disregard by the Manager in the performance of its duties, the criminal conviction of a federal or state securities law or any other criminal wrong-doing. To remove the Manager for "Good Cause", Members holding (i) in excess of 75% of the percentage interests, or (ii) Members holding in excess of 75% of the outstanding percentage interests owned by disinterested Members, must approve.

Therefore, you will not have an active role in our Company's management and it will be difficult to cause a change in our management.

Interest Subscriptions

Interests in the Series will be sold for a set price per Interest. To purchase Interests, an Investor must deliver to the Company a Subscription Agreement in the form attached to this Offering Memorandum as Exhibit C by completing the online submission at MyRacehorse.com.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on certain limited matters, the Manager will have sole control of the business operations of the Series. The Manager is not required to devote full time to Company and Series affairs but only such time as is required for the conduct of Company and Series business. The Manager acting alone has the power and authority to act for and bind the Company or an individual Series.

The Manager is granted the special power of attorney of each Member for the purpose of executing the documents which the Members have expressly agreed to execute and deliver or which are required to be executed, delivered and/or filed under applicable law.

Dividends/Distributions

The Series Members may receive "Distributable Cash" from the Series. "Distributable Cash" shall mean net proceeds after the "Management Performance Bonus" and/or "Final Gross Proceeds Fee," payment of certain liabilities or contractual obligations and sufficient working capital and related reserves. The Series Manager intends to operate the Separate Assets of the Series in such a manner as to generate Distributable Cash for distribution to the Series Members. The Series Manager shall evaluate Distributable Cash quarterly or at more frequent intervals, in the Series Manager's sole discretion. Distributable Cash shall be determined in the sole discretion of the Series Manager. Distributions of Distributable Cash to Series Members, when made, will be allocated among them in proportion to their Membership Interests in the Series. Distributable Cash, if any, will be distributed in the order described in (a) and (b) below, depending on the phase of operation of the Series. The Series Manager anticipates that Distributions of Distributable Cash will not be made for at least the first twelve (12) months following the acquisition of the Asset and will be evaluated quarterly thereafter. The Series Manager will attempt to manage the Series so as to issue dividend payments, to the extent of available cash flow, as follows:

First, the relevant percentage of gross proceeds before deductions for expenses, liabilities, contractual obligations, withholdings or reserves ("Gross Proceeds") to the Series Manager for payment of the "Management Performance Bonus" and/or the "Final Gross Proceeds Fee" as specified in the relevant Offering Statement; and

Second Distributable Cash to the Series Members, other than the Series Manager, pro rata. This shall be calculated as the dividends available multiplied by a fraction with the fraction being the number of Membership Interests held by the Series Member as the numerator and the total number of outstanding Membership Interests as the denominator.

Working Capital Reserves. The Series Manager shall determine the cash available for dividends after retention of reasonable working capital reserves. Working capital reserves may include pre-paid insurance and administrative expenses for an Asset for up to two (2) years. Working capital expenses may be as much as the cost of the interest in the Asset.

Meetings

The Manager may call a meeting of the Members. Unless the notice otherwise specifies, all meetings will be held at the office of the Company. Members have the rights to call meetings accorded to them under the Operating Agreement or the Series Agreement and applicable law.

Accounting and Reports

Right of Inspection; Provision of Records to Members

Each Member has the right, upon reasonable request, for purposes reasonably related to the interest of that person as a Member, to inspect and copy during normal business hours any of the records required to be maintained by the Manager under the Act.

The Manager will furnish to a Member a copy of any amendment to the articles of organization or operating agreement executed by the Manager pursuant to a power of attorney from the Member.

Members will be limited to the inspection of the books and records of the individual Series in which they are a Member.

Tax Information

The Company will send or cause information to be sent in writing to each Member within ninety (90) days after the end of each taxable year the information necessary to complete federal and state income tax or information returns. Based on the Company's intention to treat each Series as a corporation for tax purposes, the primary reporting Members should expect is through Form 1099.

Limited Voting Rights of Members

The affirmative vote of a Majority of Interests of all of the Members associated with a Series shall be required for the Company to merge or consolidate with or into, or convert into, another entity, but not to enter into a joint venture arrangement with another party or sell an Underlying Asset.

A Series Manager may be removed at any time, for Good Cause, by the decision of such Series Members owning more than seventy-five percent (75%) of the Percentage Interests in that Series.

Certain actions may require both a majority of all percentage interests in the Company and the consent of the Manager, as provided in such Series Agreement.

The disposition by the Company of all or substantially all of the Company's assets includes the disposition of all or substantially all of the assets of all of the Company's subsidiaries in a single transaction or series of transactions but expressly excludes a sale of the assets of any single Series that owns a single Asset, which may be made by the Manager without the consent of Members.

Withdrawal from a Series

Each Series expects to operate for approximately four (4) to six (6) years at which time the Underlying Asset of the Series will be retired. Thereafter, the Members shall receive a return of their capital, if available. The Members should not expect withdrawal prior to this time.

Dissolution and Winding-Up

The Series Manager may dissolve the Series at any time once the Series Assets have been sold. The dissolution may only be ordered by the Series Manager or the Company, not by an owner of Series Membership Interests or by any Member of the Series. Upon dissolution of a Series, all Members of that Series will participate in the Series' liquidating distributions, in accordance with the distributions in effect during the term and thereafter in proportion to their relative capital accounts.

Upon the sale of an Underlying Asset or the dissolution or termination of the Series, the Manager or an affiliate may be entitled to a repayment of its Operating Expenses Reimbursement Obligation, if any, as repayment of liabilities incurred related to Upkeep Fees on behalf of the Series. This may result in the reduction of liquidating distributions to Members.

Limitations on Transferability

The Operating Agreement and Series Agreement place substantial limitations upon transferability of the Interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase an Interest in this Offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled. In addition, there are certain rights of first refusal on any transfer.

Term of the Company

The Manager intends to operate the Company on a perpetual basis until a dissolution event.

Dispute Resolution

The Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the dispute resolution provisions set forth therein. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in compliance with these dispute resolution provisions. Notwithstanding the foregoing, mandatory arbitration provisions set forth therein do not apply to claims made under federal and state securities laws.

Listing

The Interests are not currently listed or quoted for trading on any national securities exchange or national quotation system.

What it Means to be a Minority Holder

As an investor in Interests of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

The Operating Agreement and Series Agreement place substantial limitations upon transferability of the Interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase an Interest in this Offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled. In addition, there are certain rights of first refusal on any transfer.

For a year, subject to the limitations in the Operating Agreement and Series Agreement noted above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected Vertalo, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

asset cost	$525,000.00	48.61%
brokerage fee	$6,074.85	2.25%
due diligence fee	$161,995.95	2.25%
organizational and experiential fee	$134,996.63	12.5%
operating expenses	$233,681.03	21.64%
total fees and expenses	**$554,973.00**	**51.39%**
Total Proceeds	**$1,079,973.00**	**100.00%**

REGULATORY INFORMATION

Disqualification

Neither the Company, the Series, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. Any annual reports will be posted on the Company's page, https://myracehorse.com/Caldera-financial-disclosure

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here
http://myracehorse.dalmoredirect.com/caldera

EXHIBITS

Exhibit A – Operating Agreement of MRH CF, LLC

Exhibit B – Series Agreement

Exhibit C – Subscription Agreement

Exhibit D – Audited Financial Statements of the Company

Exhibit E – Promissory Note

Exhibit F – Offering Page

Exhibit G – Management Services Agreement